State of Delaware
Secretary of State
Division of Corporations
Delivered 11:22 AM 01/05/2023
FILED 11:22 AM 01/05/2023
SR 20230037485 - File Number 6073927

FIRST AMENDMENT
TO
CERTIFICATE OF DESIGNATION
OF
SERIES A PREFERRED STOCK
OF
OPTI-HARVEST, INC.

This First Amendment to the Certificate of Designation of Series A Preferred Stock (this "Amendment") is effective as of 6:00 P.M., New York time, on January 5, 2023.

WHEREAS, the board of directors ("Board of Directors") of Opti-Harvest, Inc., a Delaware corporation (the "Company"), pursuant to authority granted to it by the certificate of incorporation of the Company, has previously fixed the rights, preferences, restrictions and other matters relating to a series of the Company's preferred stock, consisting of 1 authorized share of preferred stock, classified as Series A Preferred Stock (the "Series A Preferred Stock") and the Certificate of Designation of Series A Preferred Stock (the "Certificate of Designation") was filed with the Secretary of State of the State of Delaware on November 7, 2018, evidencing such terms;

WHEREAS, the holder (the "Holder") is the record and beneficial owner of that certain share of Series A Preferred Stock, issued on November 7, 2018, by the Company to him;

WHEREAS, pursuant to Section 9 of the Certificate of Designation, any of the rights, powers, preferences and other terms of the Series A Preferred Stock may be waived or amended on behalf of all holders of Series A Preferred Stock by the affirmative written consent or vote of the holders of at least a majority of the shares of Series A Preferred Stock then outstanding (the "Required Holders");

WHEREAS, the Holder constitutes the Required Holders pursuant to the Certificate of Designation and have consented in writing, in accordance with Section 228 of the General Corporation Law of the State of Delaware (the "DGCL") to this Amendment on the terms set forth herein;

WHEREAS, this Amendment has been adopted by the Board of Directors and the stockholders of the Company; and

NOW, THEREFORE, this Amendment has been duly adopted in accordance with Section 242 of the DGCL and has been executed by a duly authorized officer of the Company as of the date first set forth above to amend the terms of the Certificate of Designation as follows:

1. Capitalized Terms. Unless otherwise specified in this Amendment, all terms herein shall have the same meanings ascribed to them in the Certificate of Designation.

2. Amendment to Section 7. Section 7 of the Certificate of Designation is hereby amended and restated in its entirety as follows:

"*Conversion Provisions of Series A Preferred Stock.* Each share of Series A Preferred Stock shall be convertible into one (1) fully paid and nonassessable share of Common Stock at the option of the holder thereof at any time upon written notice to the transfer agent of the Corporation. Each share of Series A Preferred Stock shall automatically convert into one share of Common Stock upon the first to occur of (a) a Transfer of such share of Series A Preferred Stock other than to a Permitted Transferee, or (b) the death or incapacity of (i) the Permitted Transferee holding such share of Series A Preferred Stock or (ii) the Designated Person."

3. No Other Amendment. Except for the matters set forth in this Amendment, all other terms of the Certificate of Designation and the Preferred Shares shall remain unchanged and in full force and effect.

IN WITNESS WHEREOF, each of the parties has caused this First Amendment to be executed by its duly authorized officers.

OPTI-HARVEST, INC.

By: Geoff Andersen
Name: Geoff Andersen
Title: Chief Executive Officer